UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10D ☐ Form N-CEN
☐ Form N-CSR
For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:__________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

NanoVibronix, Inc.

Full Name of Registrant

Former Name if Applicable

525 Executive Blvd.

Address of Principal Executive Office (Street and Number)

Elmsford, New York 10523

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NanoVibronix, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) within the time period due to delays in compiling information required to be included in the Form 10-K, including information relating to the preparation and audit of its financial statements.

The Company expects to file the Form 10-K within the extension period of 15 calendar days, as provided under Rule 12b -25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Murphy	(914)	233-3004
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's anticipated significant changes in its results of operations based on its preliminary unaudited results of operations are as follows:

For the years ended December 31, 2021 and 2020, the Company’s revenues were approximately $1,695,000 and $623,000, respectively, an increase of approximately 172%, or $1,072,000, between the periods. The increase was mainly attributable to increased sales from the Company’s Ultra Pain Products distributor as well as the Company’s addition of a new distributor who sells the Company’s products to Veterans Administration facilities.

For the years ended December 31, 2021 and 2020, gross profits were approximately $785,000 and $214,000, respectively, an increase of approximately 267%, or $571,000, between the periods. The increase was due to the large increase in revenues in 2021, enhanced by decreased costs of manufacturing in 2021, as the Company incurred several one-time costs in the transition of the Company’s manufacturing of products to a third-party manufacturer in 2020.

For the years ended December 31, 2021 and 2020, research and development expenses were approximately $293,000 and $171,000, respectively, an increase of approximately 71%, or $122,000 between the periods. This increase was mainly due to studies performed during 2021 and the development of an over-the-counter PainShield product and a potential CBD application for the Company’s PainShield product.

For the years ended December 31, 2021 and 2020, general and administrative expenses were approximately $5,059,000 and $3,769,000, respectively, an increase of approximately 34%, or $1,290,000, between the periods. The increase was mainly due to the recognition of a $1,500,000 arbitration settlement expense from a pending award of arbitration issued in favor of the Company’s former distributor to cover for “lost profits” and reimbursement of arbitration costs.

For the years ended December 31, 2021 and 2020, there was a change in fair value of derivative liabilities resulting in a loss of approximately $6,956,000 and a gain of approximately $513,000, respectively. The change in fair value fluctuates based on the Company’s stock price.

For the years ended December 31, 2021 and 2020, warrant modification expenses were approximately $1,627,000 and $0, respectively. The warrant modification expense was due to the resolution of the Company’s overissuance of shares of common stock. The Company’s overissuance of shares of common stock resulted in a reclassification of derivative liabilities to equity during 2021. There was no warrant modification in 2020.

For the years ended December 31, 2021 and 2020, the Company’s income tax expenses were approximately $35,000 and $15,000, respectively. The low tax expense for 2020 was a result of favorable adjustments due to lapses of statutes of limitations on the Company’s Israeli tax positions. In 2021, there was no such tax adjustment and the Company had a large increase in revenues.

The Company’s net loss increased by approximately $9,945,000, or 230%, to approximately $14,270,000 for the year ended December 31, 2021 from approximately $4,325,000 during the same period in 2020. The increase in net loss resulted primarily from the factors described above.

The Company believes that its results contained herein are materially correct; however, because review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Company’s Annual Report on Form 10-K.

NanoVibronix, Inc.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2022	By:	/s/ Brian Murphy
		Name:	Brian Murphy
		Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).